Mail Stop 4720

May 19, 2010

Frank C. Condella, Jr.
Interim Chief Executive Officer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Plaza 1, Second Floor
Livingston, NJ 07039

> **Re:     Columbia Laboratories, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 13, 2010**
> **File No. 001-10352**

Dear Mr. Condella:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director